1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 31, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

SOCIAL RESPONSIBILITY REPORT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and its subsidiaries (referred hereafter as the "Group") have always integrated social responsibility in the Group's development strategy, production, operation, and corporate culture. It has been a voluntary move of the Group to realize its vision for scientific development and to construct harmonious society. To such end, the Company has put in efforts and realized parallel growth in economic and social benefits.

I.	Overview

The Group is a joint stock limited company incorporated in the People's Republic of China (the "PRC"), with its stocks listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively.

The Group is engaged principally in the exploration and production of bauxite; and the production, sales and research of alumina, primary aluminum and aluminum-fabricated products. The principal products of the Group include alumina, primary aluminum, aluminum-fabricated products, gallium and carbon products etc.

The Group is the largest producer of alumina, primary aluminum and aluminum-fabricated products in the PRC, and also the third largest producer of alumina, the fourth largest producer of primary aluminum and the sixth largest producer of aluminum-fabricated products around the globe.

Eight years of development has helped the Group expand its total assets, improve its industry chain ranging from bauxite, alumina, primary aluminum to aluminum-fabricated products, enhanced its profitability, overall strength and ability to withstand risks, thereby putting its sustainable and stable development on a solid footing. The competitiveness of the Group is mainly reflected in its leading position in the alumina, primary aluminum and aluminum fabrication market in the PRC; sufficient and stable supply of bauxite resources and refining technology as well as its vertically integrated business portfolio and management which enable it to better withstand market risks.

Headquartered at Beijing, the Group comprises, principally, 12 branches, 23 subsidiaries and one jointly controlled entity spanning across 13 provinces such as Henan, Shanxi, Shandong, Guangxi, Guizhou, Gansu, Qinghai, Liaoning, Chongqing and Fujian.

II.	Strategies of Social Responsibility

The strategy of corporate social responsibility is the main drive for the Group to go from strength to strength. Adhering to its core value of "making the best endeavors for innovation and strength" and its business principle of "aspiring for returns on the basis of integrity", the Company fosters its vision of social responsibility by "contributing to the country, requiting the shareholders and benefiting its staff and society". Furthermore, the Group confirmed its strategies of social responsibility within the scope of its economic duties, environmental obligations and social responsibilities.

The Group actively undertakes its corporate social responsibility by making the best of opportunities, securing and enhancing its economies of scale, endeavoring for low-cost and highly efficient operation, implementing effective management and risk control whilst moving forward to increase its corporate value, with a view to transforming the Company into a harmonious, top-notch enterprise with a strong brand to facilitate the sustainable development of the industry.

To fulfill its corporate social responsibilities, the Group attaches much importance to energy saving and emission reduction, places emphasis and strict control on the environmental impact of its operation, enhances resource consolidation and recycling and transforms itself into a resource-saving enterprise by constantly increasing environmental protection awareness among its staff and encouraging social participation in environmental conservation.

III.	Fulfillment of Economic Obligation

1.	Finance:

The Group grasped market opportunities and adjusted its development strategies, which substantially increased the production volumes of its principal products.

As at 31 December, 2008, the total assets of the Group amounted to RMB135,500 million, representing an increase of 311% as compared with that as of the Company's initial public offering on the Hong Kong Stock Exchange (the "Listing Date") . The total revenue of the Group amounted to RMB76,700 million, representing an increase of 140.1% as compared with that as of the Listing Date. Tax paid since the Listing Date amounted to RMB53,463 million. Since the Listing Date, the average annual return rate of its net assets has been 16.48% and the total cash dividends distributed to shareholders has amounted to RMB13,700 million.

2.	Operation:

The production volumes of the Group's principal products in 2008 comprised (1) 9.75 million tonnes of alumina (including converted alumina chemicals, of which metallurgical grade alumina accounted for 9.02 million tonnes), representing an increase of 127% since the Listing Date (the production volume of metallurgical grade alumina increased by 122%); (2) 3.25 million tonnes of primary aluminum, representing an increase of 385% since the Listing Date; and (3) 350,000 tonnes of aluminum-fabricated products as compared with 5,000 tonnes as of the Listing Date.

3.	Quality

The Group has consistently regarded quality as its priority concern. In addition to raising the awareness of quality and instilling the concept of quality accountability among its employees, the Group has required its employees to abide by the business ethics of producing products that are accountable to users and society.

Among the principal products of the Group in 2008, over 99% of alumina was classified as second class or above. 99.8% of the primary aluminum had 99.70 purity. Customer satisfaction rate was 95%.

4.	Technological Innovation:

The Group has maintained a strong stance over its vision for scientific development, focused on technological innovation and strived to enhance its independent innovation capability to pioneer and foster the technological development of the PRC aluminum industry.

The Group earmarked RMB578 million for its technological research and development in 2008. 125 technological projects were completed, which comprised 65 technological development projects, 26 technological development projects for industrialization and promotion and application of matured technologies, coupled with 34 projects of basic application.

The Group applied for 308 patents in total, of which 167 applications were for invention. 229 patents were granted, including 67 invention patents. The Group also filed two applications for international patents.

The National Technology Research Center for Aluminum Smelting Engineering undertaken by the Group successfully passed the recognition assessments of the Ministry of Science and Technology of the PRC and was formally named. The development project of modernized hot rolling technologies and craftsmanship for aluminum and aluminum alloy completed by the Group received the first class Award in the National Award for Science and Technology in 2008.

The Group will soon promote the application of its self-developed technology and equipment for ore processing at bauxite mines, technology for efficiency-based and energy-saving production of alumina and technology for newly structured aluminum smelting to alleviate the shortage of resources and energy. The "3-dimensional refinements" technology which is currently being promoted in aluminum smelters of the Group can effectively boost the strength of electric current, while the techniques and devices for opening and shutting down aluminum smelting ports without shutting down electricity can allow us to insert the target port that is selected at discretion into the series of smelting or separate it from the same without shutting down the electricity or decreasing the electric current of the smelting ports, thereby increasing the production volume and life span of ports, reducing energy consumption and protecting the power grids.

5.	Baseline Management:

It is a constant goal of the Group to standardize and refine its baseline management. In 2008, the Group's achievements were as follows:

On financial management, the Group built resilience against risks through monthly-analysis on economic activities as well as improved budget and cash flow alert system.

As for sales management, the Group tackled market challenges, optimized resources for supplies and sales whilst improving customer relations and strengthening consolidation.

In the areas of production and operation, the Group refined its production arrangement and implemented cost reduction indicators in every process and every position along the workflow. Emergency plans have been laid down and potentials have been exploited to seek steady production.

In terms of investment management, the Group managed projects under construction by classification, thereby exercised greater control on workflows, enhanced investment accountability and controlled investment risks.

IV.	Fulfillment of Environmental Obligations

1.	Environmental Protection

The Group always attaches great importance to environmental protection. The Group has made long-time and ceaseless efforts and has preliminarily established a comprehensive ecological and industrial system.

Energy Saving and Emission Reduction

The Group has always adhered to bringing its scientific development vision into practice during production and operation and endeavoring for energy saving, emission reduction and environmental protection by means of investment, technology and management. In 2008, the comprehensive energy consumption of alumina decreased by 46.7kg standard coal/per tonne or 5.41% over the corresponding period last year; the comprehensive alternating current consumption of primary aluminum decreased by 0.26% with an average decrease of 37.2 kilowatt-hour per tonne and the comprehensive energy consumption of primary aluminum decreased by 3.14 kg standard coal/per tonne as compared with the corresponding period in the previous year. The Company has saved accumulatively 3,600,000 tonnes of standard coal since its establishment eight years ago. Its major pollutant discharge indicators were up to national environmental standards.

Zero Sewage Drainage

The Group took the initiative to be a role model by setting the target of zero sewage drainage by the end of 2008. It has also earmarked RMB600 million for the construction of 16 zero sewage drainage projects, thereby building a comprehensive sewage treatment system with a sewage treatment capability of up to 622,000 tonnes per day. With a re-utilization rate of sewage as high as 93%, the Group is the first group enterprise to have realized zero sewage drainage.

Exhaust Gas Pollution Control

The Group exercised stringent control on terminal devices by employing electrostatic precipitation technology in alumina clinker kilns, roasters and carbon roasters. Cleaning systems for aluminum were simultaneously constructed with aluminum smelters where alumina dry adsorption technology were employed. At present, the Company owns 904 exhaust gas facilities of various kinds. Its treatment capability of exhaust gas reaches 99% and all the boilers of its power plants are installed with desulphurization facilities.

Clean Production

The Group has fostered clean production and developed recycling economy in a comprehensive manner. It also has formulated plans to promote recycling and set the goals and measures for recycling development and aspires to transform itself into a resource-saving and environmental-friendly enterprise with a relatively comprehensive ecological and environmental-friendly industrial system.

Technologies for Environmental Protection

The Group launched comprehensive research and development on treatment of major pollutants, rehabilitation of mines and comprehensive utilization of solid wastes in an attempt to seek a new path for environmental protection by means of technology. Breakthroughs have been made for 15 of its environmental protection technologies such as the technological research on water recycling in alumina production, its technology for detoxification of spent potliner and rehabilitation of mines, which received various national or provincial awards.

Environmental System

The Group has established a comprehensive environmental management system and staged regular internal corporate review as well as supervision and examination as scheduled. It has also established and improved the identification and control mechanism comprised of four tiers, namely the headquarters, the subsidiaries, branches and departments. Special investigation on environmental protection and general investigations on pollution have been initiated at regular intervals. Such fundamental environmental management fully exemplifies the Company's philosophy of taking precedence on prevention by planning ahead of challenges.

2.	Comprehensive utilization of resources

By making use of the waste materials from alumina production, the Group has produced a number of products including cement and insulating materials. The Group also uses the residual heat from the steam produced during the production of alumina to generate electricity and recovers a rare metal, namely gallium with the base liquor used in alumina production. These efforts have resulted in excellent economic and social benefits. Relying upon the self-researched and developed "New technology of Bayer Mineral Processing Method for Alumina Production", "Enhanced Sintering Method for Alumina Production" and "Technology of Bayer Lime Method for Alumina Production", the Group has realized the development of low grade bauxite and expanded the scope of utility of resources.

V.	Fulfillment of Social Responsibilities

1.	Health and Safety of Staff

The Group has effectively operated a healthy and safe environmental management system to benefit its employees and society with a responsible, healthy and safe environment.

Leveraging on modern network technology, the Group has progressively established an emergency rescue and crisis command center covering the whole Company by implementing emergency command, major hazard monitoring and control, safety and environmental protection information system and video signals at workplace.

In 2008, the Group made enormous efforts on reinforcing safety procedures and their implementation. The Group assessed its existing safety compliance conditions, identified any non-compliance with the safety management regulations of the Group and rectified hidden hazards. Among a total of 13,504 issues found in general, 13,247 issues were resolved, and the rectifying rate reached 96.25%.

Furthermore, the Group has formulated stringent regulations and rules to assure a safe workplace for staff. While all staff are insured under occupational injury insurance, relevant work safety equipment have been provided by the Group to all production staff.

2.	Staff Development

The Group currently has a total of 107,887 employees. On a people-centered basis that the Group has always adhered to, the management values of "developing together in harmony" have been assimilated among the staff and the Company, granting every staff equal opportunities in career development. In the aim of all-rounded staff development, a career development gateway has been set up in the fields of operating management, engineering and technology, as well as production control and services, so that career development of staff is effectively in line with the corporate development. During 2008, the Company established a grading system which divided engineering and technical staff (designers and researchers as well) into five grades, i.e. Chief Engineer, Engineering Director, Engineering Officer, Regional Engineer and Engineering Assistant.

To assure the democratic exercise of rights by the staff, any material issues involving the Company and its staff, such as the reform of corporate system, establishment of institutions, medical insurance, reform of wages and salary policy, housing allocation policy, property management, sales policy of commodity housing units, education reform plan and internal retirement plan, were subject to consideration and approval of the staff representative meetings held by the Group on schedule every year.

The Group provides its employees with multiple ways of training, including in-house training, occupational training and training by third parties in order to develop a team of talents and skills. In 2008, the Group sent a number of frontline employees to universities for advanced education and a couple of the outstanding employees to overseas training.

The Group has further integrated and defined its corporate culture. A corporate culture is taking shape in core values of accountability, credibility and excellence. Such unique corporate culture has aroused enthusiasm, wisdom and creativity of the employees and enhanced solidarity, competitiveness and influence of the Company.

3.	Interested Parties

Interested parties of the Group include the government, clients, investors, other players in the industry, the public, business partners and its employees.

Since the establishment of the Group, it has been aligning to the operating concept of "credibility as our core value and shareholders' return as our key objective", attaching great importance to due observance of the law and maintaining credibility. It has strived to become a law abiding tax payer, do honest business, protect public interest and provide society with quality services and qualified products. The Group aims to achieve synchronous growth of benefits of the state, shareholders, the Company and its employees, partners and society, and to deliver social contributions and values of, and as, a corporation amid the growth of the Group.

On the basis of centralized management and unified operation, the Group has strived to maintain a "zero inventory" of production materials for the clients and hence, reduced the cash flow lock-up by optimizing and integrating the sales of products and adopting a sales approach which requires the shortest delivery distance, lowest delivery charges, most timely supply and most reliable supply. The Group also finds out the expectations of different parties mainly through regular and specific communications and takes timely actions accordingly.

4.	Social Responsibility

The Group actively presses ahead the friendly interaction among the economy, society and environment and facilitates the economic and social development in the area where the enterprises of the Group are located. The Group actively participated in emergency and disaster relief in the wake of snow storm and serious earthquake and fulfilled its social responsibilities. The Group and its staff donated a large amount of money and mechanical equipment including generators to the disaster areas. In addition, the Group also sent large machineries, transportation vehicles and rescue team to the disaster areas.

In 2008, the Group donated a total of RMB12.55 million to fund the building of new villages, and plans to spend three years assisting certain poor villages near the Group in rebuilding the villages and creating harmonious society. The Group also helps poor villages construct roads and water diversion projects, plant economic crops and construct Hope primary schools.

The Board of Directors
Aluminum Corporation of China Limited*
27 March 2009

By order of the Board of Directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 March 2009

As of the date of this announcement, the members of the board of directors of the Company comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary